ALBANY INTERNATIONAL CORP. 325 CORPORATE DRIVE, SUITE 401 PORTSMOUTH, NH 03801

Mr. Dale Welcome
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      Sec Comment Letter dated December 15, 2025
     Albany International Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2024
     Form 8K Filed November 5, 2025
     File No. 001-10026

Dear Mr. Welcome:

Albany International Corp. (the “Company” or “we”) respectfully submits the following response to the comment included in your letter of December 15, 2025 referenced above.

For your convenience, your comment is repeated below in italics followed by the Company’s response.

We note you present several non-GAAP financial measures including Adjusted net revenues, Adjusted gross profit/(loss), Adjusted gross profit/(loss) margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share attributable to the Company shareholders – diluted. We also note that these measures exclude the CH-53K loss contract reserve and program adjustments. Although disclosing the impact of material items on reported GAAP results is appropriate, it is not clear to us how you determined that presenting non-GAAP financial measures excluding this item is appropriate. Please revise future filings to remove this adjustment or explain to us how you determined that excluding the CH53K loss contract reserve and program adjustments from your non-GAAP performance measures is appropriate based on the nature of this item and your operations. Specifically address your consideration of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The determination to exclude the CH-53K loss contract reserve and program adjustments from the Adjusted measures that you identify was made after careful consideration of the Securities and Exchange Commission’s rules and guidance relating to the use of non-GAAP financial measures (“SEC NGFM Rules and Guidance”) and the Company believed that these adjustments were appropriate. In particular, the Company notes the Staff’s answer to Question 100.01 as follows: “When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s
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operations, revenue generating activities, business strategy, industry and regulatory environment.”

Specifically, the determination to exclude the contract reserve and program adjustments from our non-GAAP measures was a result of both 1) our strategic evaluation plan announced on October 28, 2025 (a business strategy consideration) and 2) how the strategic evaluation is intended to relate to the company’s operations in the future.

For context, during the third quarter and into the first weeks of the fourth quarter of this year, we performed a strategic evaluation of our structure assembly business in light of a number of improvements executed during the year. Following this review, we concluded that the Company’s structure assembly business, which is solely limited to the work performed under the CH53K contract, is not aligned with our long term strategy and therefore we are now exploring strategic options for this business and the associated manufacturing site. The option exploration process could result in a sale before the end of 2026.

In this instance, because the Company’s strategy will involve a shift away from execution of structure assembly work towards value added material science, we believe that it is appropriate to exclude these items from our non-GAAP measures as we do not intend to operate the structure assembly business contract upon disposition.

In addition, the reserve and adjustments are not part of the normal recurring expenses and costs of performing the contract but rather a significant charge to reset the value of the contract to the revised operating expectation. As disclosed on October 28, 2025, the adjustment represents the full loss anticipated over the remaining eight year life of the program and, therefore, will not reoccur. The cost of performing the contract on a go forward basis (outside of a strategic sale) would be reflected in normal, recurring expenses, while the non-GAAP adjustment is a one-time charge to revalue the contract based on updated assumptions, including new cost information based on the performance of the contract to date.

For the reasons stated above, we do not consider these items to reflect normal, recurring expenses necessary to operate the business and therefore consider these adjustments to be appropriate under SEC NGFM Rules and Guidance.
Since these reserves and adjustments relate to a business that is not expected to be a part of the Company’s results upon disposition, and because these charges are not expected to reoccur as they relate to a one-time reset to reflect the expected value of the contract going forward, and thus are not viewed as normal operating costs in the period, we believe that excluding these amounts from our non-GAAP measures provides additional information to investors and is useful because it facilitates comparability of the Company’s operating performance. Exclusion of this charge also allows investors to view our underlying operating results in the same manner as they are viewed by Company management in light of the strategic decisions made about the Company’s future operations.
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We also note that other charges related to contracts that are consistent with our continuing business strategy were included in our reported non-GAAP financial measures as these losses were a component of recurring operations of the business rather than a component of a strategic shift of operations to be divested. During the quarter, these charges included in our non-GAAP financial measures totaled $3.6 million, which amounts to over 1% of consolidated quarterly revenue and over 4% of quarterly revenue for the Albany Engineered Composites segment. The Company did not add such amount back to our non-GAAP measure, as we believed such an exclusion would not be consistent with the referenced guidance related to non-GAAP measures.

Ultimately, after review of our specific facts and circumstances and which costs were or were not attributable to our transformational strategic evaluation, we believed that our add back of the $147 million was appropriate under the guidance provided in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

If you have further questions or need any additional information, please feel free to contact us at the telephone number listed below. We would welcome the opportunity to discuss any questions you may have or to provide additional information.

Very truly yours,

/s/ Sean Valashinas
Sean Valashinas
Vice President – Controller and Principal Accounting Officer
603-330-5800

/s/ Willard Station
Willard Station
Executive Vice President – Chief Financial Officer
603-330-5800

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